UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Air T, Inc.
(Name of Issuer)

Common Stock, par value $0.25 per share
(Title of Class of Securities)

009207101
(CUSIP Number)

Sardar Biglari
Biglari Capital Corp.
17802 IH 10 West, Suite 400
San Antonio, Texas  78257
(210) 344-3400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 009207101

1	NAME OF REPORTING PERSON The Lion Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 338,500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 338,500
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 009207101

1	NAME OF REPORTING PERSON Biglari Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 338,500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 338,500
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 009207101

1	NAME OF REPORTING PERSON Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 338,500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 338,500
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 009207101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.25 per share (the “Shares”), of Air T, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3524 Airport Road, Maiden, North Carolina 28650.

Item 2.	Identity and Background.

(a)           This statement is filed by The Lion Fund II, L.P., a Delaware limited partnership (the “Lion Fund II”), Biglari Capital Corp., a Texas corporation (“BCC”), and Sardar Biglari.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

BCC is the general partner of the Lion Fund II.  Sardar Biglari is the Chairman and Chief Executive Officer of BCC and has investment discretion over the securities owned by the Lion Fund II.  By virtue of these relationships, BCC and Sardar Biglari may be deemed to beneficially own the Shares owned directly by the Lion Fund II.

(b)           The principal business address of each of the Reporting Persons is 17802 IH 10 West, Suite 400, San Antonio, Texas 78257.

(c)           The principal business of the Lion Fund II is purchasing, holding and selling securities for investment purposes.  The principal business of BCC is serving as the general partner of The Lion Fund, L.P. and the Lion Fund II.  The principal occupation of Sardar Biglari is serving as Chairman and Chief Executive Officer of Biglari Holdings Inc. and BCC.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Lion Fund II is organized under the laws of the State of Delaware.  BCC is organized under the laws of the State of Texas. Sardar Biglari is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 338,500 Shares owned directly by the Lion Fund II is approximately $8,011,821, including brokerage commissions.  Such Shares were acquired with the working capital of the Lion Fund II.

The Lion Fund II effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

CUSIP NO. 009207101

Item 4.	Purpose of Transaction.

The Reporting Persons filing this Schedule 13D acquired the Shares of the Issuer which they own for investment purposes. The Reporting Persons may decide to acquire or sell additional Shares in the open market or otherwise, depending upon price, market conditions, availability of funds, evaluation of alternative investments, and other requisite factors.

The Reporting Persons believe that the Issuer’s Board of Directors and management should concentrate on improving the profitability of its operations rather than diversify its limited capital through minority interests in other public companies. The Reporting Persons believe that the Issuer’s profitability and cash flow generation are too low, but opportunities do exist to scale operations and thereby achieve efficiencies able to augment profits. Thus, the Board of Directors should focus attention on exploring opportunities to become an effective consolidator in its industry, or alternatively to sell its units for maximum value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis.

Item 5.	Interest in Securities of the Issuer.

 (a - e) The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 2,355,028 Shares outstanding, which is the total number of Shares outstanding as of November 1, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2014.

As of the close of business on December 22, 2014, the Lion Fund II owned directly 338,500 Shares, constituting approximately 14.4% of the Shares outstanding.  By virtue of their relationships with the Lion Fund II discussed in further detail in Item 2, each of BCC and Sardar Biglari may be deemed to beneficially own the Shares owned by the Lion Fund II.

By virtue of his relationships with the other Reporting Persons discussed in further detail in Item 2, Sardar Biglari may be deemed to have the sole power to vote and dispose of the Shares owned directly by the Lion Fund II.

Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market, unless otherwise noted.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 17, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated December 17, 2014, by and among The Lion Fund II, L.P., Biglari Capital Corp. and Sardar Biglari.

CUSIP NO. 009207101

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 22, 2014
(Date)

THE LION FUND II, L.P.

By: BIGLARI CAPITAL CORP., its General Partner

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

BIGLARI CAPITAL CORP.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI

CUSIP NO. 009207101

 SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

THE LION FUND II, L.P.

28,418	19.9040*	12/08/2014
3,027	19.9546*	12/09/2014
68,555	20.9722*	12/10/2014
15,600	21.9207*	12/11/2014
26,000	22.9302*	12/12/2014
158,400	25.0785*	12/15/2014
28,000	26.8490*	12/16/2014
10,500	26.5670*	12/17/2014

* The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $19.74 to $20.04, $19.815 to $20.00, $19.90 to $22.00, $21.36 to $22.30, $22.00 to $23.45, $23.48 to $26.45, $26.51 to $27.00, and $26.35 to $27.00, respectively. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth herein.